VIA EDGAR

July 11, 2008

United States Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.

Form 10-K for the fiscal year ended December 31, 2007

File No. 001-12785

Dear Mr. Rosenberg:

We have reviewed your letter to W.G. Jurgensen dated June 26, 2008 regarding the matter listed above. We appreciate the opportunity to respond to the topic you identified in your letter. To facilitate your review of our response, we have repeated your comment in bold, followed by our response. Throughout this document, Nationwide Financial Services, Inc. is referred to as the Company.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Recently Issued Accounting Standards

Deferred Policy Acquisition Costs for Investment and Universal Life Insurance Policies, page 30

1.

You quantify the sensitivity of the variable annuity DAC balance using a 1% decrease in the long-term assumption for net separate account investment performance that results in an approximate $20 million decrease in DAC amortization over the following year. However, your second quarter 2007 unlocking of this assumption, which decreased from 8% to 7%, resulted in a $216.5 million net increase in DAC and a benefit to DAC amortization and other related balances. We believe that your disclosure could be improved to explain the factors underlying your $216.5 million unlocking of assumptions. Please revise your disclosure to provide this information. Ensure that the

One Nationwide Plaza	Nationwide Insurance
Columbus, OH 43215-2220	Nationwide Financial

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

July 11, 2008

amounts shown in your sensitivity analysis disclosure are consistent with the actual impact of your historical changes to DAC assumptions. For example, your disclosure that a 1% reduction in the long-term assumption for net separate account investment performance results in a $20 million DAC amortization reduction appears to be inconsistent with the actual impact of your second quarter 2007 unlocking.

The second quarter 2007 DAC unlocking process included changes in several assumptions, in addition to unlocking the long-term assumption for net separate account investment performance. Following is a discussion of the primary assumptions that were unlocked that resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $216.5 million pre-tax.

During the second quarter of 2007, the Company unlocked two assumptions that impacted the net separate account growth rates assumed in its DAC models. First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date). Second, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%. This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period. The combination of resetting these two factors resulted in a $161.9 million increase in DAC and benefit to DAC amortization. The impact of changing the annual net separate account growth rate from 0% to 7% during the three-year reversion period had a much larger effect on the DAC balance when compared to the 1% incremental change in the long-term assumption for net separate account investment performance.

The remainder of the increase in DAC and benefit to DAC amortization resulting from the DAC unlocking process primarily was related to the recorded balance of individual variable annuity DAC falling outside the Company’s preset parameters for the prescribed time period, which was driven by favorable market performance in excess of the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a $78.8 million increase in DAC and benefit to DAC amortization. This was partially offset by a $21.7 million decrease in DAC and increase in DAC amortization as a result of increasing estimated lapse rates for fixed annuity and BOLI products.

In the MD&A section of future filings, the Company will include additional disclosures similar to those outlined above to provide further detail and quantification around the impact of the unlocking of DAC assumptions.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

July 11, 2008

The sensitivity analysis of variable annuity DAC demonstrating a 1% change in the long-term assumption for net separate account investment performance excludes the impact of resetting the anchor date for the reversion to the mean process and the related target rate in the three-year reversion period. We believe this methodology is appropriate, as resetting the mean reversion target rate and reanchoring are not expected to occur frequently. In the MD&A section of future filings, the Company will expand its disclosure to further clarify which DAC assumptions are included in its sensitivity analysis.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions, please call me at (614) 249-8246 or James D. Benson, VP – Controller, at (614) 249-6717.

Sincerely yours,

Timothy G. Frommeyer Senior Vice President – Chief Financial Officer

cc:	W.G. Jurgensen, Nationwide Financial Services, Inc.

Mark R. Thresher, Nationwide Financial Services, Inc.

James D. Benson, Nationwide Financial Services, Inc.

Tom Daugherty, KPMG LLP